                ------------------------------------------------

                        PRO FORMA VALUATION UPDATE REPORT

                            COLONIAL BANKSHARES, INC.

                               HOLDING COMPANY FOR
                               COLONIAL BANK, FSB
                              BRIDGETON, NEW JERSEY


                                  DATED AS OF:
                                 APRIL 22, 2005

                ------------------------------------------------



















                                  PREPARED BY:

                              RP(R) FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

RP(R) FINANCIAL, LC.
--------------------------------------------
Financial Services Industry Consultants


                                                        April 22, 2005



Board of Directors
Colonial Bankshares, MHC
Colonial Bankshares, Inc.
Colonial Bank, FSB
85 West Broad Street
Bridgeton, New Jersey  08302-2420

Members of the Boards:

        At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock offered in connection with the Plan of Stock Issuance (the "Plan"), described below. This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

        Our Original Appraisal report, dated March 4, 2005 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information. This update has been prepared to reflect: (1) a review of recent developments in Colonial Bankshare's financial condition, including financial data through March 31, 2005; (2) an updated comparison of Colonial Bankshare's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock price information as of April 22, 2005.


DESCRIPTION OF PLAN OF STOCK ISSUANCE

        Colonial Bankshares, MHC (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in 2003 in conjunction with the mutual holding company reorganization ("Reorganization") of Colonial Bank, FSB, Bridgeton, New Jersey (the "Bank"); no stock was issued publicly in the Reorganization. Simultaneous with the Reorganization, a wholly-owned mid-tier stock holding company was formed, Colonial Bankshares, Inc. ("Colonial" or the "Company") and Colonial became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of


--------------------------------------------------------------------------------
WASHINGTON HEADQUARTERS
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA  22209                               Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 2


its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the Employee Stock Ownership Plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and, subsequently, if appropriate, to the public in a Syndicated Community Offering (collectively, the "Offering"). The number of shares of common stock to be sold in the Offering will approximate 46% of the total shares as noted below. The number of shares issued to the MHC will approximate 54% of the total shares.

        The Company will infuse capital into the Bank sufficient to increase the core capital ratio to 10.0% of pro forma assets, retaining the balance of the Offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8.0% of the shares of common stock sold in the Offering.


LIMITING FACTORS AND CONSIDERATIONS

        Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

        RP Financial's valuation was determined based on the financial condition and operations of the Company as of March 31, 2005, the date of the supplemental financial data included in the regulatory applications and Prospectus. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.


DISCUSSION OF RELEVANT CONSIDERATIONS

        1.      FINANCIAL RESULTS

        Following the preparation of the Original Appraisal, the Bank's March 31, 2005 financial data became available in supplemental form in the Prospectus. The following discussion is based on such data. In this regard, Table 1 presents summary balance sheet and income statement data through March 31, 2005 as well as comparable data for the period ending December 31, 2004, as set forth in the Original Appraisal report.

        GROWTH TRENDS. Colonial's total assets increased by approximately $5.1 million over the quarter ended March 31, 2005, as the Company continue to restructure the balance sheet to include a higher proportion of loans. As a result, the balance of loans increased (by $6.5 million)

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APRIL 22, 2005
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BOARD OF DIRECTORS
APRIL 22, 2005
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while cash and investments diminished modestly. Consistent with historical trends, deposit balances funded the majority of asset growth, increasing by $16.0 million over the most recent quarter; deposit growth also funded the repayment of borrowed funds which diminished by $10.9 million over the quarter ended March 31, 2005.

        LOANS RECEIVABLE. Loans receivable increased to $132.2 million, equal to 44.7% of total assets, as the accelerating growth trend realized over the last two fiscal years continued. The recent growth in the portfolio reflects continued strong loan origination activity in the residential mortgage and home equity loan portfolios, as the Company has sought to expand the proportion of loans overall. Additionally, as discussed in the Original Appraisal, Colonial has also been seeking to gradually restructure the loan portfolio to include a higher proportion of commercial mortgage loans in concert with efforts to increase the Company's yields, spreads, and interest sensitivity of interest-earning assets.

        CASH, INVESTMENTS AND MORTGAGE-BACKED SECURITIES. The balance of cash, investments and mortgage-backed securities ("MBS") decreased in aggregate from $155.0 million as of December 31, 2004, to $152.7 million as of March 31, 2005. The Company has recently been largely inactive in purchasing investment securities and MBS, as Colonial has been utilizing cash flow from maturing investments to originate mortgage loans for portfolio. The composition of the portfolio remained relatively consistent with the prior quarter end with majority of investment securities classified as available for sale ("AFS").

        FUNDING. Total deposits increased by $16.0 million to total $275.4 million, equal to 93.0% of total assets. As discussed in the Original Appraisal, deposit balances are weighted toward savings and transaction accounts, as certificates of deposit ("CD") accounts have been diminishing to below 50% of total deposits. Deposit growth realized over the quarter funded the repayment of borrowed funds, which decreased to $3.0 million, equal to 1.0% of total assets.

        EQUITY. Total equity decreased over the quarter ended March 31, 2005, by $283,000 to equal $16.6 million. In this regard, the reduction of the Bank's equity was attributable to unrealized losses in the portfolio of AFS securities, which more than offset earnings retained for the quarter. The reduction in equity coupled with asset growth resulted in a reduction of the Company's equity/assets ratio to 5.59% as of March 31, 2005. The Bank remains classified as "Well Capitalized" for regulatory capital purposes.

        INCOME AND EXPENSE TRENDS. The Bank's most recent trailing 12 month earnings increased modestly based on updated financial data, from $1.8 million reported for fiscal 2004, to $1.9 million for the 12 months ended March 31, 2005, which is consistent with the earnings growth trend noted for the last several fiscal years. Moderate earnings growth is attributable to an expanding net interest margin, which increased by $203,000, which was partially offset by higher loan loss provisions, lower non-interest income and growth of operating expenses. These trends are described more fully below.

        NET INTEREST INCOME. The Bank's net interest income increased for the most recent trailing 12 month period as measured in dollars, while decreasing as a percent of average assets.

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BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 5


Specifically, net interest income increased to equal $7.9 million, while the net interest income ratio decreased by 0.02% of average assets to equal 2.77% of average assets for the most recent period. Growth in the dollar amount of net interest income has been the result of growth in the average balance of interest-earning assets which more than offset a modest reduction in spreads. Similarly, while the initial reinvestment of the Offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio.

        LOAN LOSS PROVISIONS. The Company has been gradually increasing the level of loan loss provisions in concert with loan growth realized over the last several years, particularly in the area of high risk-weight loans. For the 12 months ended March 31, 2005, loan loss provisions totaled $394,000, or 0.14% of average assets, which reflects an increase relative to a level of $354,000, 0.13% of average assets, reported for fiscal 2004.

        NON-INTEREST INCOME. Non-interest income diminished modestly relative to the level reflected in the Original Appraisal, and totaled $839,000, or 0.29% of average assets for the 12 months ended March 31, 2005. The decrease in other income was primarily due to competitive conditions.

        OPERATING EXPENSES. Non-interest expense increased modestly by $96,000 for the 12 months ended March 31, 2005, to total $5.9 million, equal to 2.08% of average assets. Operating costs have continued to increase (a trend noted in the Original Appraisal) due to expanded business volumes, which have resulted in growth of both the retail deposit base and loan portfolio. Further upward pressure on the Bank's operating expense ratio is expected over the next several years owing to the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Company will be establishing one new branch office over the next 12 to 24 months while also constructing a new administrative facility with a branch office in the first floor retail space. Together, the new branch offices and administrative facility will result in total capital expenditures in the range of $6 to $7 million in fiscal 2005 and 2006. The resulting depreciation expense from these capital expenditures will be costly; the Company will be seeking to offset such costs through growth and increased efficiency.

        NON-OPERATING INCOME/EXPENSE. Non-operating income and expenses have had a limited impact on earnings over the last several years and totaled only $67,000, equal to 0.02% of average assets for the 12 months ended March 31, 2005.

        TAXES. The Bank's tax rate approximated 23% for the 12 months ended March 31, 2005, which approximates the average rate reported for the 12 months ended December 31, 2004.

2.      PEER GROUP FINANCIAL COMPARISONS

        Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded thrifts. The Peer Group is









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comprised of the same eleven publicly-traded subsidiaries of mutual holding companies employed in the Original Appraisal for valuation purposes.

        FINANCIAL CONDITION. In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis. The Company's asset composition continues to reflect a lower concentration of loans to assets, at 44.7% versus a 58.5% average for the Peer Group (see Table 2). Comparatively, the ratio of cash, investments, and MBS for the Company remained higher than for the Peer Group (51.6% of assets versus 36.8% for the Peer Group). The Company's lower ratio of loans reflects the limited loan origination activity historically, prior to management's recent efforts to bolster the staffing of the loan origination function. The Company continues to rely more heavily on deposits to fund operations, particularly as a portion of outstanding borrowings were repaid over the most recent quarter. The ratio of deposits/assets for the Company equaled 93.0%, which was above the Peer Group average of 74.3%. Borrowings for Colonial fell below the Peer Group average, based on ratios of 1.0% and 10.5%, respectively.

        The Company's pre-Offering equity ratio of 5.6% of assets based on updated financial data continues to fall well below the Peer Group average of 13.3%; moreover, even with the addition of Offering proceeds, the pro forma capital position will remain below the Peer Group's ratio on both a reported and fully converted basis. The increased equity is anticipated to enhance Colonial's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company's return on equity ("ROE"), based on both reported and core earnings.

        Updated balance sheet growth rate comparisons continue to show that Colonial has achieved comparatively stronger growth in such key aggregates as assets, loans and deposits. Specifically, Colonial experienced higher annual asset growth than the Peer Group, at 15.38% and 2.97%, respectively, primarily reflecting the Company's stronger loan growth (41.56% versus 13.17% for the Peer Group on average). Similarly, the Company's deposit growth rate based on updated financial data equaled 16.24% versus modest shrinkage of 0.85% reported for the Peer Group. The Company's higher deposit growth was supported by its deposit pricing strategies which place the Company's offered rates in the upper end of the competitive range. Strong borrowings growth for the Company had a limited balance sheet impact given their low levels overall in comparison to the Peer Group.

        Equity growth for the Company approximated 3.00%, as compared to growth of 1.53% for the Peer Group. The Peer Group's more limited equity growth, notwithstanding comparable profitability, reflects their respective dividend and capital management strategies. On a post-Offering basis, the Company's capital growth rate is expected to decline due to the increased equity level, the marginal short-term net proceeds reinvestment benefit and the intermediate term effect of investing in fixed assets.

        INCOME AND EXPENSE TRENDS. The Company's and the Peer Group's profitability ratios remained substantially unchanged based on updated financial data, as Colonial and the Peer Group reported net income to average assets ratios of 0.67% and 0.62%, respectively (see Table \

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BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 9


3). Consistent with the characteristics noted in the Original Appraisal, the the Company's operations reflect a relatively favorable level of operating expense, the benefits of which are offset by a comparatively lower net interest income ratio and lower level of non-interest fee income. Going forward, the Company's operating expenses are expected to increase to reflect public company costs, the expense of stock benefit plans and the increased investment in fixed assets.

         The Company's ratio of net interest income to average assets decreased by 2 basis points to equal 2.77% of average assets, and thus remains below the Peer Group average of 3.02%. The Company's lower interest income ratio was the result of its lower interest-earning assets ("IEA") ratio and lower asset yields which were the result of its more limited investment in loans receivable, and were derived from its portfolio of intermediate and longer-term investments and MBS, a portion of which are tax-exempt securities.

        Non-interest operating income for Colonial remains below the Peer Group average, at 0.29% and 0.68%, respectively, which is indicative of the Company's more traditional strategy and lesser emphasis on other fee income generating activities. At the same time, Colonial operates with a lower operating expense ratio than the Peer Group (2.08% versus 2.60%), reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending), and more limited emphasis on non-traditional fee generating activities. Additionally, the Company's operating costs have been effectively limited by the high proportion of investment securities in the portfolio of interest-earning assets, which entail little cost to acquire and service.

        The Company's updated efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 68.0% remains more favorable than the Peer Group's ratio of 70.5%. On a pro forma basis, there may be some marginal change in the efficiency ratio for the Company, before factoring the additional expense resulting from the increased investment in fixed assets.

        Loan loss provisions for the Company and the Peer Group were relatively modest, amounting to 0.14% and 0.09% of average assets, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. The modestly higher level of loss provisions established by the Company is reflective of the strong loan growth recently posted by Colonial, particularly with respect to high risk-weight loans.

        Non-operating expense of 0.02% of average assets for Colonial consisted solely of gains on the sale of investments. The Peer Group reported net non-operating expenses equal to 0.02% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, are not typically viewed as being a recurring source of income and thus will be excluded in the valuation analysis.

        The Company's effective tax rate for the last 12 months of 22.8% continues to be below the Peer Group average of 28.1%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the balance of fiscal 2005, and thus remain at a comparative advantage relative to the Peer Group.

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BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 10


        3.      STOCK MARKET CONDITIONS

        Since the date of the Original Appraisal, stock prices as measured by the broad market indices have trended downward. Primarily as a result of strong job growth reflected in the February employment data and better than expected retail sales for February and notwithstanding increasing oil prices, the DJIA moved back into positive territory for the year in early-March, increasing to a four year peak level of 10940.55. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the Federal Reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices during the last week of March. Stocks continued to be trend downward on the news that AIG was being investigated over accounting issues in the first week of April. Broad market indices continued to trend downward in the middle to latter part of April as the price of oil remained volatile, concerns about the trade deficit continued to raise concerns about the long-term value of the dollar, and as concerns of inflation continued to impact the major market indices. On April 22, 2005, the DJIA closed at 10,157.71 or 7.2% lower since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1,932.19 or 6.7% lower since the date of the Original Appraisal.

        The market for thrift stocks has also declined since the date of the Original Appraisal. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and increased fears of inflation. Thrift and bank stock prices trended upward during the first full week of April as a pullback in energy prices coupled with reports of strong mortgage loan production by several key mortgage originators supported the market overall, with gains continuing the following week following the release of minutes of the Open Market Committee meeting that future interest rate increases would continue to be measured. However, thrift stock prices declined through the third full week of April as reports of first quarter earnings disappointed many investors, and worries about a "bubble" in housing prices, and the potential for decreases in origination levels in the future. On April 22, 2005, the SNL Index for all publicly-traded thrifts closed at 1,469.62, a decrease of 7.5% since the date of the Original Appraisal. The SNL MHC Index closed at 2,678.28 on April 22, 2005, a decline of 7.8% since the date of the Original Appraisal.

        Similar to the performance of the SNL MHC Index, the updated pricing measures for the Peer Group have declined since the date of the Original Appraisal. The Price/Book ("P/B") and Price/Tangible Book ("P/TB") ratios for the Peer Group on a fully converted basis have decreased by slightly more than 5%, while the earnings based pricing measures have decreased in a range of 7% to 8%. On a reported basis, the P/B and P/TB ratios of the Peer Group companies have decreased in the range of 10% to 11%, while the earnings based pricing measures have diminished in a range of 4% to 10%. Trends with respect to the pricing ratios for all publicly-traded thrift institutions have also declined, albeit to a lesser degree, as the average earnings multiples decreased by approximately 4% to 5%, while the book based pricing ratio

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BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 11


declined by 8%. Over the corresponding time frame, the SNL Thrift Index has decreased by 7.5% (see Table 4).


                                                      Table 4
                                          Average Pricing Characteristics

                                                              At March 4,           At April 22,          Percent
                                                                 2005                   2005              Change
                                                                 ----                   ----              ------
PEER GROUP (FULLY CONVERTED BASIS)
Price/Earnings (x)                                               29.76x                 27.46x             (7.7)%
Price/Core Earnings (x)                                          33.26                  31.01              (6.8)
Price/Book (%)                                                   97.46%                 92.37%             (5.2)
Price/Tangible Book (%)                                         100.95                  95.82              (5.1)
Price/Assets (%)                                                 23.51                  21.54              (8.4)
Price/Share ($) (1)                                             ---                    ---                 (8.4)
Market Capitalization (1)                                       ---                    ---                 (8.1)

PEER GROUP (REPORTED MHC BASIS)
Price/Earnings (x)                                               36.26x                 32.64x            (10.0)%
Price/Core Earnings (x)                                          37.81                  36.26              (4.1)
Price/Book (%)                                                  203.05%                181.69%            (10.5)
Price/Tangible Book (%)                                         218.19                 195.09             (10.9)
Price/Assets (%)                                                 27.09                  24.48              (9.6)

ALL PUBLICLY-TRADED THRIFTS
Price/Earnings (x)                                               19.50x                 18.68              (4.2)%
Price/Core Earnings (x)                                          20.96                  20.02              (4.5)
Price/Book (%)                                                  161.41%                148.60              (7.9)
Price/Tangible Book (%)                                         178.22                 164.10              (7.9)
Price/Assets (%)                                                 17.51                  16.38              (6.5)

OTHER
SNL Thrift Index                                               1589.6                 1469.6               (7.5)%
SNL MHC Index                                                  2904.9                 2678.3               (7.8)%

(1) Reflects the median percentage change.

        As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion Offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is

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BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 12


perhaps most evident in the case of the book based pricing ratios of a converting thrift will typically result in a pricing discount relative to existing thrifts. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

        As shown in Table 5, two standard conversions, two second step conversions of mutual holding companies, and five mutual holding company Offerings were completed during the past three months. The mutual holding company Offerings are considered to be more relevant for purposes of our analysis. All five of the mutual holding company Offerings were closed at the top of their super ranges. On a fully-converted basis, the average and median closing pro forma price/tangible book ratios of the recent MHC Offerings equaled 88.0% and 87.3%, respectively. On average, reflecting the downward trend in the overall market for thrift stocks, these five recent MHC Offerings reflected a decline of 1.5% after one month of trading, or through April 22, 2005, if traded for less than one month. Through April 22, 2005, the five stock prices of these five recent MHC Offerings had declined by an average of 2.6% and 5.0% based on the median. The three most recent MHC Offerings (that have been traded for less than one month), have traded down by an average of 10.5%, indicating more weakness to the most recently traded stocks.

        Similar price performance has been exhibited by the two second step conversions completed in the last three months, which have traded down by an average of 7.2% through April 22, 2005. OC Financial, Inc., the single full stock conversion Offering completed in the last three months (Benjamin Franklin's Offering involved an acquisition), closed its Offering at a price/tangible book ratio of 75.2%, and has traded up by 7%, implying a current price/book ratio of 81.1%.


VALUATION APPROACHES:  FULLY CONVERTED BASIS

        In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's Prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock Offering, we have also incorporated the valuation parameters disclosed in the Bank's Prospectus for Offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value, described in the Original Appraisal have not changed; however, we did update the valuation bases to the March 31, 2005 period.

        In the Original Appraisal, we made the following adjustments to Colonial's pro forma value based upon our comparative analysis to the Peer
Group:

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APRIL 22, 2005
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APRIL 22, 2005
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           Original Appraisal and Current Update Valuation Adjustments

                                                                 VALUATION
        Key Valuation Parameters:                                Adjustment
        -------------------------                                ----------

        Financial Condition                                      Slight Downward
        Profitability, Growth and Viability of Earnings          Slight Downward
        Asset Growth                                             Slight Upward
        Primary Market Area                                      No Adjustment
        Dividends                                                Slight Downward
        Liquidity of the Shares                                  No Adjustment
        Marketing of the Issue                                   No Adjustment
        Management                                               No Adjustment
        Effect of Government Regulations and Regulatory Reform   No Adjustment

        The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

        In terms of financial condition, the Company's updated overall asset/liability composition remained consistent with the data as shown in the Original Appraisal, in terms of earning asset and funding sources. Accordingly, the slight downward adjustment applied for the Company's financial condition in the Original Appraisal remained appropriate. Similarly, a slight downward adjustment remained appropriate for Colonial's profitability, growth and viability of earnings, as the Company's updated trailing twelve month earnings were unchanged on a return on assets basis.

        The general market for thrift stocks was lower compared to the date of the Original Appraisal, as indicated by declines in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. The pricing measures for the Peer Group and all publicly-traded reflected notable declines as well, with the Peer Group experiencing more significant declines compared to averages for all publicly-traded thrifts. On average, the five MHC Offerings completed during the past three months traded below their IPO prices in initial trading activity, and the most recent three Offerings declined even further. We note, however, that all five recent MHC Offerings were oversubscribed. Because the market continues to exhibit interest at some level in this type of Offering, we have left the "no adjustment" for marketing of the issue unchanged.

        Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of April 22, 2005, the pro forma market value of Colonial's full conversion Offering equaled $35,000,000 at the midpoint, equal to 3,500,000 shares at $10.00 per share. The valuation reflects an approximate 16.7% decrease relative to the midpoint pro forma value established in the Original Appraisal, and reflects a reduction of the pro forma pricing rations consistent with the Peer Group.

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 15


        1. P/B APPROACH. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Colonial's pro forma book value (fully-converted basis). Based on the $35.0 million midpoint valuation (fully converted basis), Colonial's updated pro forma P/B and P/TB ratios equaled 75.59%. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 92.37% and 95.82%, the Company's ratios reflected a discount of 18.2% on a P/B basis and a discount of 21.1% on a P/TB basis. By comparison, the Company's ratios reflected a discount of 18.0% on a P/B basis and a discount of 20.8% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the Original Appraisal (based on the Peer Group averages).

        On an MHC basis, the Company's pro forma P/B and P/TB ratios both equaled 117.11% at the midpoint, which reflects a discount from the Peer Group average on an MHC basis of 35.5% to 40.0%, respectively. At the supermaximum of the range, the Company's P/B and P/TB ratios both equaled 134.58%, which reflects a 25.9% and 31.0% discount relative to the Peer Group average P/B and P/TB ratios.

        A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears below.


                                                                           Price/Book          Price/Tangible
                                                                              Value              Book Value
                                                                              -----              ----------
         I.   FULLY CONVERTED BASIS (SEE TABLE 6)

               Colonial Updated Midpoint -                                    75.59%                75.59%

               Peer Group (At 4/22/05)
                 Average                                                      92.37%                95.82%
                 Median                                                       91.96%                94.75%

              Colonial Midpoint Discount Relative to Peer Group
              ORIGINAL APPRAISAL AS OF MARCH 4, 2005
                 Peer Group Average                                           17.98%                20.81%
                 Peer Group Median                                            17.14%                21.41%


              UPDATED APPRAISAL AS OF APRIL 22, 2005
                 Peer Group Average                                           18.17%                21.11%
                 Peer Group Median                                            17.80%                20.22%

              Colonial Supermaximum Discount Relative to
              ORIGINAL APPRAISAL AS OF MARCH 4, 2005
                 Peer Group Average                                           11.02%                14.10%
                 Peer Group Median                                            10.12%                14.75%

              UPDATE APPRAISAL AS OF APRIL 22, 2005

                Peer Group Average                                            10.35%                13.58%
                Peer Group Median                                              9.95%                12.60%

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 16

         II.   MHC BASIS (SEE TABLE 7)

              Colonial Updated Midpoint                                      117.11%               117.11%
              Colonial Updated Supermaximum                                  134.58%               134.58%

              Peer Group (At 4/22/05)
                 Average                                                     181.69%               195.09%
                 Median                                                      185.16%               204.05%

              Colonial Midpoint Discount Relative to Peer Group
              ORIGINAL APPRAISAL AS OF MARCH 4, 2005
                 Peer Group Average                                           37.25%                41.61%
                 Peer Group Median                                            36.55%                43.78%

              UPDATED APPRAISAL AS OF APRIL 22, 2005
                 Peer Group Average                                           35.54%                39.97%
                 Peer Group Median                                            36.75%                42.61%

               Colonial Supermaximum Discount Relative to
              ORIGINAL APPRAISAL AS OF MARCH 4, 2005
                 Peer Group Average                                           28.71%                33.66%
                 Peer Group Median                                            27.91%                36.13%

              UPDATEDAPPRAISAL AS OF APRIL 22, 2005
                Peer Group Average                                            25.93%                31.02%
                Peer Group Median                                             27.32%                34.05%

        In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversions. As indicated in the Original Appraisal, the pricing characteristics of recent conversion Offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The five recently completed MHC Offerings closed their Offerings at an average pro forma price/tangible book ratio of 88.0% (fully-converted basis) and, on average, declined 1.5%% during the first month of trading. The most three recent MHC Offerings, all of which started trading within the past 30 days, declined in price by 10.5% through April 22, 2005. In comparison, the Company's P/TB ratio of 75.59% at the updated midpoint value reflects an implied discount of 14.1% relative to the average pro forma P/TB ratio of the five recent MHC Offerings at closing. All five of the recent MHC Offerings are quoted on the NASDAQ for purposes of calculating a current P/TB ratio. The current average fully-converted P/TB ratio of the five recent MHC Offerings equals 82.9%, based on closing market prices as of April 22, 2005. In comparison to this fully-converted current P/TB ratio of the five recent publicly-traded MHC Offerings, the Company's P/TB ratio at the updated midpoint value reflects an implied discount of 8.8%. At the supermaximum of the updated valuation range, Colonial's pro forma P/TB ratio of 82.8% is

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 17


substantially equal to the current ratios of the five MHCs which issued stock publicly over the last three months.

        2. P/E APPROACH. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $1,906,000 for the twelve months ended March 31, 2005. In deriving Colonial's core earnings, the only adjustment made to reported earnings was to eliminate net gains on the sale of investments, which equaled $67,000 for the 12 months ended March 31, 2005 (the same type of adjustments were made for the Peer Group). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 39.94% for the gains eliminated, the Bank's core earnings were determined to equal $1,866,000 for the twelve months ended March 31, 2005.

                                                           Amount
                                                           ------
                                                           ($000)

        Net income                                         $1,906
        Deduct: Gain on sale of investments(1)                (40)
                                                             ----
        Estimated core earnings                            $1,866

        (1) Tax effected at 39.94%.

        Based on Colonial's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $35.0 million midpoint value equaled 18.48 times and 18.88 times, respectively, indicating a discount of 32.7% relative to the Peer Group's average reported P/E multiple (fully-converted basis) of 27.46 times and a 39.1% discount relative to the Peer Group's core P/E multiple of 31.01 times. By comparison, the Company's value at the midpoint in the Original Appraisal indicated a discount of 23.0% on a reported earnings basis and 29.6% on a core earnings basis. At the supermaximum of the Offering range, the Company's pro forma earnings multiples are discounted by 10.8% based on reported earnings and 19.3% based on core earnings.

        On an MHC basis, the Company's pro forma P/E multiples based on reported and core earnings equaled 18.60 and 19.00 times at the midpoint, respectively (see Table 7, excludes P/E ratios over 50 times). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock Offering equaled 24.65 and 25.19 times, respectively. In comparison, the Peer Group average multiples on an MHC basis based on reported and core earnings equaled 32.64 and 36.26 times, respectively (excluding P/E ratios over 50 times).

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 18


        3. P/A APPROACH. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Moreover, any withdrawal of deposits will result in a further increase in the post-Offering P/A ratio. At the midpoint of the updated valuation range, the Company's value equaled 10.74% of pro forma fully converted assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 21.54% which implies a discount of 50% to the Company's pro forma P/A ratio (fully-converted basis), as compared to a discount of 45% indicated at the midpoint in the Original Appraisal. On an MHC basis, the Company had a P/A ratio of 11.31% at the midpoint, which provides for a discount of 54% to the Peer Group's average P/A ratio of 24.48% (the discount was 50% in the Original Appraisal).


Valuation Conclusion
--------------------

        Based on the foregoing, it is our opinion that, as of April 22, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $35,000,000 at the midpoint, equal to 3,500,000 shares offered at a per share value of $10.00. The updated valuation reflects an approximate 16.7% reduction relative to the fully converted midpoint valuation established in the Original Appraisal. This reduction reflects a decline in the pro forma pricing ratios consistent with the decline in the pricing ratios of the Peer Group.

        Pursuant to conversion guidelines, the 15% Offering range indicates a minimum value of $29.8 million and a maximum value of $40.3 million. Based on the $10.00 per share Offering price determined by the Board, this valuation range equates to total shares outstanding of 2,975,000 at the minimum and 4,025,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $46.3 million without a resolicitation. Based on the $10.00 per share Offering price, the supermaximum value would result in total shares outstanding of 4,628,750. The Board of Directors has established a public Offering range such that the public ownership of the Company will constitute a 46.00% ownership. Accordingly, the Offering to the public of the minority stock will equal $13.7 million at the minimum, $16.1 million at the midpoint, $18.5 million at the maximum and $21.3 million at the supermaximum of the valuation range. The pro

BOARD OF DIRECTORS
APRIL 22, 2005
PAGE 19


forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 7 and are detailed in Exhibits 4 and 5.




                                        Respectfully submitted,

                                        RP(R) FINANCIAL, LC.

                                        /s/ Ronald S. Riggins

                                        Ronald S. Riggins
                                        President and Managing Director


                                        /s/ James P. Hennessey

                                        James P. Hennessey
                                        Senior Vice President